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Exhibit 12.1

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Three months ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(dollars in millions)
Earnings:
Income (loss) before income taxes	$209.4	$228.5	$(1,049.8)	$291.2	$(9.2)	$176.2	$175.6
Loss related to equity method investees	—	—	0.1	0.6	—	—	—

	209.4	228.5	(1,049.7)	291.8	(9.2)	176.2	175.6
Add/(deduct):
Fixed charges	1.9	1.3	13.0	16.9	14.1	4.9	3.0
Amortization of capitalized interest	0.1	0.2	0.2	0.2	0.3	—	—
Interest costs capitalized	(0.3)	—	(0.9)	(2.9)	(1.6)	(0.8)	(0.3)

Earnings available for fixed charges	$211.1	$230.0	$(1,037.4)	$306.0	$3.6	$180.3	$178.3

Fixed charges:
Interest expense(1)	$0.8	$0.6	$10.0	$13.8	$11.0	$4.0	$2.3
Interest portion of rental expense(2)	1.1	0.7	3.0	3.1	3.1	0.9	0.7

Total fixed charges	$1.9	$1.3	$13.0	$16.9	$14.1	$4.9	$3.0

Ratio of earnings to fixed charges	112	174		18	—	37	60
Deficiency of earnings to fixed charges	—	—	$(1,050.4)	—	(10.5)

(1)
Includes interest, whether expensed or capitalized, and amortization of debt expense and premium relating to indebtedness.

(2)
One-third of all rental expense is deemed to be interest.

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  Exhibit 12.1
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES